ITEM 12.  INDEMNIFICATION OF DIRECTORS
AND OFFICERS

A director of the Company may not be
personally liable to the Company or
its stockholders for monetary damages
for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for act or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for any transaction from which the direction derived any improper personal benefit. The provisions of the Corporation's
Bylaws eliminating the liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under causes of action based on federal law.